Free Writing Prospectus (To the Prospectus dated March 31, 2009)	Filed Pursuant to Rule 433 Registration Statement No. 333-158319 September 17, 2009

[Zions Letterhead]

***FOR IMMEDIATE RELEASE***

FOR: ZIONS BANCORPORATION	Contact: James Abbott
One South Main Street	Director of Investor Relations
Salt Lake City, Utah	and External Communications
Harris H. Simmons	Tel: (801) 844-7637
Chairman/Chief Executive Officer	September 17, 2009

ZIONS BANCORPORATION ANNOUNCES EQUITY

DISTRIBUTION AGREEMENT AND

COMMENCEMENT OF SENIOR NOTES OFFERING

SALT LAKE CITY, UTAH, September 17, 2009 — Zions Bancorporation (“Zions” or the “Company”) (NASDAQ: ZION) announced today that it entered into an equity distribution agreement with Goldman, Sachs & Co., pursuant to which the Company may offer and sell through or to Goldman, Sachs & Co. from time to time, shares of the Company’s common stock, without par value, with an aggregate sales price of up to $250,000,000. The shares will be issued pursuant to the Company’s Registration Statement on Form S-3 (No. 333-158319) previously filed by the Company with the Securities and Exchange Commission (the “Commission”). It is anticipated that the shares of the Company’s common stock will be issued over the next several quarters.

The Company also announced that it has commenced an offering of senior unsecured notes to mature in 2014 in an underwritten public transaction, on terms yet to be determined. It anticipates filing a preliminary prospectus supplement in connection with the proposed offering today. Deutsche Bank Securities and Goldman, Sachs & Co. will be serving as active lead joint book running managers and Banc of America Securities LLC, J.P. Morgan Securities Inc. and Zions Direct, Inc. will serve as passive co-joint book running managers for the offering. A preliminary prospectus supplement and final prospectus supplement related to the public offering will be filed with the Commission. Copies of the preliminary prospectus supplement and final prospectus supplement, when available, may be obtained from Deutsche Bank Securities, 60 Wall Street, New York, NY 10005, Attention: Investment Grade Debt Syndicate, 1-800-503-4611 or Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, Attention: Prospectus Department, 1-866-471-2526, or by e-mail at prospectus-ny@ny.email.gs.com.

The Company is conducting both offerings in order to further augment its existing capital and liquidity position. In connection with the offerings, the Company has issued a set of slides which are available through the Commission’s Internet site at http://www.sec.gov.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy common stock or senior notes of the Company or any other securities and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Zions Bancorporation is one of the nation’s premier financial services companies, consisting of a collection of great banks in select high growth markets. Zions operates its banking businesses under local management teams and community identities through approximately 500 offices in 10 Western and Southwestern states: Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington. The company is a national leader in Small Business Administration lending and public finance advisory services. In addition, Zions is included in the S&P 500 and NASDAQ Financial 100 indices.

Forward-Looking Information

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of future events. These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. Forward-looking statements, including those contained herein regarding the potential sale of shares of common stock pursuant to the Equity Distribution Agreement with Goldman, Sachs & Co. and the proposed underwritten public offering of senior unsecured notes, involve significant risks and uncertainties and actual results may differ materially from those presented, either expressed or implied, in this news release. Factors that might cause such differences include, but are not limited to: the Company’s ability to successfully execute its business plans and achieve its objectives; changes in general economic and financial market conditions, either internationally, nationally or locally in areas in which the Company conducts its operations, including changes in securities markets and valuations in structured securities and other assets; changes in governmental policies and programs resulting from general economic and financial market conditions; changes in interest and funding rates; continuing consolidation in the financial services industry; new litigation or changes in existing litigation; increased competitive challenges and expanding product and pricing pressures among financial institutions; legislation or regulatory changes which adversely affect the Company’s operations or business; and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2008 Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 of the Company filed with the Commission and available at the Commission’s Internet site (http://www.sec.gov).

The Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-158319, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated March 31, 2009 contained in that registration statement and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free 1-800-503-4611 or 1-866-471-2526.

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